                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 11-K



                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002


                        Commission File Number 000-19517


                                  Title of Plan
                            THE BON-TON STORES, INC.
                    PROFIT SHARING / RETIREMENT SAVINGS PLAN




               ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN
                            THE BON-TON STORES, INC.
                             2801 EAST MARKET STREET
                            YORK, PENNSYLVANIA 17402
                                 (717) 757-7660

                                ________________

                            THE BON-TON STORES, INC.
                     PROFIT SHARING/RETIREMENT SAVINGS PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2002 and 2001

                   (With Independent Auditors' Report Thereon)

                            THE BON-TON STORES, INC.
                     PROFIT SHARING/RETIREMENT SAVINGS PLAN


                                TABLE OF CONTENTS

                                                                                                                    PAGE
Independent Auditors' Report                                                                                          1

Statements of Net Assets Available for Plan Benefits, December 31, 2002 and 2001                                      2

Statements of Changes in Net Assets Available for Plan Benefits, Years ended December 31, 2002
     and 2001                                                                                                         3

Notes to Financial Statements, December 31, 2002 and 2001                                                             4

Schedule:

Schedule H, line 4i - Schedule of Assets (Held at End of Year) December 31, 2002                                      9

                          INDEPENDENT AUDITORS' REPORT


The Plan Administrator
The Bon-Ton Stores, Inc.
Profit Sharing/Retirement Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of The Bon-Ton Stores, Inc. Profit Sharing/Retirement Savings Plan (the
Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



/s/ KPMG LLP

Harrisburg, Pennsylvania

May 23, 2003

                            THE BON-TON STORES, INC.
                     PROFIT SHARING/RETIREMENT SAVINGS PLAN
              Statements of Net Assets Available for Plan Benefits
                           December 31, 2002 and 2001

                                                                                          2002                  2001
                                                                                  -------------------   -------------------
Assets:
     Current assets:
        Cash                                                                    $           16,309    $           13,446
                                                                                  -------------------   -------------------
        Contributions receivable:
           Employer                                                                      2,525,344             2,199,999
           Employee/participant                                                            131,686               167,670
                                                                                  -------------------   -------------------
                 Total contributions receivable                                          2,657,030             2,367,669
                                                                                  -------------------   -------------------
        Interest and dividends receivable                                                   28,420                27,046
                                                                                  -------------------   -------------------
        Investments, at fair value:
           Common stock                                                                  3,930,457             2,566,513
           Participant loans                                                               854,499               779,619
           Common/Collective funds                                                      18,360,891            16,227,386
           Mutual funds                                                                 27,225,406            30,313,538
                                                                                  -------------------   -------------------
                 Total investments                                                      50,371,253            49,887,056
                                                                                  -------------------   -------------------
                 Total assets                                                           53,073,012            52,295,217
                                                                                  -------------------   -------------------
Liabilities:
     Accrued expenses                                                                        6,610                21,837
                                                                                  -------------------   -------------------
                 Net assets available for plan benefits                         $       53,066,402    $       52,273,380
                                                                                  ===================   ===================

See accompanying notes to financial statements.

                            THE BON-TON STORES, INC.
                     PROFIT SHARING/RETIREMENT SAVINGS PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

                     Years ended December 31, 2002 and 2001

                                                                                          2002                  2001
                                                                                  -------------------   -------------------
Additions to net assets:
     Contributions:
        Employer                                                                $        2,525,344    $        2,200,105
        Employee/participant                                                             4,172,942             4,064,124
                                                                                  -------------------   -------------------
                 Total contributions                                                     6,698,286             6,264,229
                                                                                  -------------------   -------------------
     Investment (loss) income:
        Net depreciation in fair value of investments                                   (3,051,028)           (3,685,010)
        Dividends                                                                          628,684               917,643
        Interest                                                                            63,195                73,749
                                                                                  -------------------   -------------------
                 Total investment loss                                                  (2,359,149)           (2,693,618)
                                                                                  -------------------   -------------------
                 Total additions, net                                                    4,339,137             3,570,611
                                                                                  -------------------   -------------------
Deductions from net assets:
     Benefit payments and withdrawals                                                    3,345,492             4,719,197
     Administrative expenses                                                               200,623               206,315
                                                                                  -------------------   -------------------
                 Total deductions                                                        3,546,115             4,925,512
                                                                                  -------------------   -------------------
                 Increase (decrease) in net assets available for plan benefits             793,022            (1,354,901)
Net assets available for plan benefits:
     Beginning of year                                                                  52,273,380            53,628,281
                                                                                  -------------------   -------------------
     End of year                                                                $       53,066,402    $       52,273,380
                                                                                  ===================   ===================

See accompanying notes to financial statements.

                            THE BON-TON STORES, INC.
                     PROFIT SHARING/RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


(1)     DESCRIPTION OF PLAN


        The following description of The Bon-Ton Stores, Inc. Profit Sharing/Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

        (a)     GENERAL

                The Plan is a defined contribution plan covering substantially all employees of The Bon-Ton Stores, Inc. (the Company) who have completed one year of service, worked 1,000 hours and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

        (b)     EMPLOYEE CONTRIBUTIONS

                Eligible employees may elect to make basic contributions from 1% to 50% of their compensation. The Plan has additional limitations on pretax contributions for highly compensated participants. For the Plan years 2002 and 2001, a highly compensated participant, as defined by the Plan, is a participant with an annual salary equal to or greater than $90,000 and $85,000, respectively. During 2002, the Plan was amended to allow employees over age 50 contributing the maximum allowable amount to make catch-up contributions of up to $1,000 annually.

        (c)     EMPLOYER CONTRIBUTIONS

                The Plan's profit sharing contributions are made at the Company's discretion out of the annual current earnings of the Company subsequent to the close of the Company's fiscal year. Contributions are paid to the designated trustee of the Plan and are subject to certain limitations as dictated by the Internal Revenue Code (IRC). Profit sharing contributions by the Company are allocated following the last day of the Plan year. Allocations are based upon an eligible participant's weighted compensation using the ratio which the participant's compensation for the Plan year plus the participant's compensation in excess of 40% of the Social Security Wage Base for the Plan year bears to the total compensation for the Plan year plus the total compensation in excess of 40% of the Social Security Wage Base for the Plan year of all eligible participants. The maximum amount which may be allocated using this method to any participant is 4.3% of the sum of the participant's compensation for the Plan year plus the participant's compensation over 40% of the Social Security Wage Base for the Plan year.

                Matching employer contributions are also at the discretion of the Company and cannot apply to more than 5% of the participant's compensation. These contributions are allocated to the available investment options based upon the allocations chosen by the participant. During 2002 and 2001, the Company's matching contributions as a percentage of the employees' pretax contributions were 30%.

        (d)     PARTICIPANT ACCOUNTS

                Each participant's account is credited with the participant's contribution and an allocation of: (a) the employer's contribution, (b) Plan earnings (losses), and (c) forfeitures of terminated participant's nonvested accounts. Forfeitures attributable to profit sharing contributions are allocated on the same

                                       4                           (Continued)

                            THE BON-TON STORES, INC.
                     PROFIT SHARING/RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


                basis as profit sharing contributions, and forfeitures attributable to matching employer contributions are allocated on the same basis as matching employer contributions. Forfeitures during 2002 and 2001 were approximately $123,000 and $133,000, respectively. Effective September 2000, PNC Bank N.A., the trustee as defined by the Plan, instituted a $10 administrative fee for each distribution from the Plan. Before allocation, funds from forfeitures are used to pay these Plan fees.


        (e)     INVESTMENTS

                Investment of the participants' and the Company's contributions, both matching and profit sharing, are allocated at the direction of the participant.

        (f)     VESTING

                Participants are fully vested as to their own contributions. With regard to employer matching contributions, the Plan has adopted a three-year cliff vesting policy, which provides for 100% vesting after three years of service. Profit sharing contributions also cliff vest, with 100% vesting after five years of service.

        (g)     PARTICIPANT LOANS

                Participants may borrow from the Plan in an amount not to exceed 50% of the participant's vested account balance. In no event can the participant borrow more than $50,000 or less than $1,000. Loans are for a period not to exceed five years and bear interest at prime (5.25% at December 31, 2002) plus 1%.

        (h)     BENEFIT PAYMENTS

                Participants may make withdrawals from their employee pretax contribution accounts at any time after age 59 1/2 or at any time for economic hardship, as defined by the Plan. After-tax employee contributions may be withdrawn at any time. Upon termination of employment, participants are entitled to receive the entire balance in their employee account and employer account (if vested). In the event of death or disability of a participant before termination of employment, 100% of a participant's account is distributed to a beneficiary as defined. Withdrawals may be paid in a lump sum, in installments, as an annuity for life, as a joint and survivor annuity, or any combination of the foregoing at the option of the participant.

                Benefits due to retired and terminated participants, which are included in the statement of net assets available for plan benefits at December 31, 2002 and 2001, amounted to $156,073 and $44,387, respectively.

        (i)     PLAN TERMINATION

                Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


                                       5                             (Continued)

                            THE BON-TON STORES, INC.
                     PROFIT SHARING/RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


(2)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        (a)     BASIS OF ACCOUNTING

                The financial statements of the Plan have been prepared on the accrual basis of accounting.

        (b)     ESTIMATES

                The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

        (c)     INVESTMENTS

                Participants have the option to invest their contributions and employer contributions in any of the following nine investments:
                PNC Investment Contract Fund (a common/collective trust fund), BlackRock Core Bond Total Return Fund, Washington Mutual Investors Fund, Federal Mid Cap Fund, Bon-Ton Stores, Inc. Common Stock, Janus Advisor Growth and Income Fund, American Balanced Fund, AIM Small Cap Growth Fund, and American Century International Growth Fund.

                Participants may also elect to invest in a self-directed brokerage account. This investment option allows participants to invest their funds into any security available on the open market for some additional fees associated with the self-direction. Only one of the Plan's participants has chosen this election and has chosen Bon-Ton Stores, Inc. Common Stock as the investment.

                Effective October 2002, the Federal Mid Cap fund replaced the INVESCO Dynamics Fund.

                The Plan's investments are stated at fair value measured by quoted market prices.

        (d) REALIZED GAINS (LOSSES) AND UNREALIZED APPRECIATION (DEPRECIATION) IN FAIR MARKET VALUE

                The computations of both realized gains and losses and the unrealized appreciation and depreciation in fair market value are based on the difference between the fair market values of the investments at the beginning of the year and the fair market values on the sales dates or the end of the year, as applicable.

        (e)     ADMINISTRATIVE EXPENSES

                Under terms of the Plan document, all expenses are paid by the Plan unless paid directly by the Company.


                                       6                             (Continued)

                            THE BON-TON STORES, INC.
                     PROFIT SHARING/RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


(3)     INVESTMENTS

        The following investments represent 5% or more of the Plan's net assets available for plan benefits as of December 31, 2002 and 2001:


                                                                                  2002               2001
                                                                             ----------------   ----------------
Bon-Ton Stores, Inc. Common Stock, 1,005,021 and 950,560
     shares, respectively                                                 $     3,930,457    $     2,566,513
American Balanced Fund, 436,629 and 396,395 shares,
     respectively                                                               6,296,187          6,282,859
Washington Mutual Investors Fund, 373,227 and 356,081
     shares, respectively                                                       8,774,562         10,059,281
BlackRock Core Bond Total Return Fund, 392,250 and 316,019
     shares, respectively                                                       3,922,499          3,062,228
INVESCO Dynamics, 0 and 208,905 shares,
     respectively                                                                     --           3,317,404
Janus Advisor Growth & Income Fund, 442,212 and 453,832
     shares, respectively                                                       5,293,275          6,766,637
PNC Investment Contract Fund, 7,375,629 and 6,846,132
     shares, respectively                                                      18,360,891         16,227,386


        During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(3,051,028) and $(3,685,010), respectively, as follows:


                                                                                   2002                  2001
                                                                            -------------------   -------------------
Mutual funds                                                               $     (4,179,971)     $     (3,631,037)
Common stock                                                                      1,128,943               (53,973)
                                                                            -------------------   -------------------
                                                                           $     (3,051,028)     $     (3,685,010)
                                                                            ===================   ===================


(4)     RELATED-PARTY TRANSACTIONS

        Certain Plan investments are shares of investment funds managed by PNC Bank, N.A., the trustee as defined by the Plan. The Plan also provides the participants the election of an investment in the Company's common stock. These qualify as party-in-interest transactions.



                                       7                             (Continued)

                            THE BON-TON STORES, INC.
                     PROFIT SHARING/RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001



        Cash fees paid by the Plan for recordkeeper services and investment management services amounted to $130,545 and $83,305, and $97,648 and $86,830, respectively, for the years ended December 31, 2002 and 2001, respectively.

(5)     FEDERAL INCOME TAXES

        The Internal Revenue Service has determined and informed the Company by a letter dated October 22, 2002, that the Plan is qualified under Sections 401(a) and 401(k) of the IRC and the trust established under the Plan is exempt from federal income taxes under Section 501(a). The Plan's management believes that subsequent amendments have not affected the Plan's qualification and that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(6)     RECONCILIATION OF FINANCIAL STATEMENTS

        The following is a reconciliation of net assets available for plan benefits on the financial statements to the Form 5500:


                                                                                   2002                  2001
                                                                            -------------------   -------------------
Net assets available for plan benefits on the financial
     statements                                                          $       53,066,402      $     52,273,380
Amount allocated to withdrawing participants                                       (156,073)              (44,387)
                                                                            -------------------   -------------------
Net assets available for plan benefits on the Form 5500                  $       52,910,329      $      52,228,993
                                                                            ===================   ===================


        The following is a reconciliation of benefits paid to participants on the financial statements to the Form 5500:


                                                                                   2002                  2001
                                                                            -------------------   -------------------
Benefits paid to participants on the financial statements                  $      3,345,492      $      4,719,197
Add amounts allocated to withdrawing participants at year end                       156,073                44,387
Less amounts allocated to withdrawing participants at
     beginning of year                                                              (44,387)             (810,667)
                                                                            -------------------   -------------------
Benefits paid to participants on the Form 5500                             $      3,457,178      $      3,952,917
                                                                            ===================   ===================



        Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

                            THE BON-TON STORES, INC.
                     PROFIT SHARING/RETIREMENT SAVINGS PLAN

         Schedule H, line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2002



                                                                                        NUMBER OF             CURRENT
                           DESCRIPTION OF INVESTMENT                                     SHARES                VALUE
--------------------------------------------------------------------------------   -------------------   -------------------
Bon-Ton Stores, Inc. Common Stock* +                                                     1,005,021    $        3,930,457
American Century International Growth Fund                                                  79,923               509,108
AIM Small Cap Growth Fund                                                                   14,806               273,617
American Balanced Fund                                                                     436,629             6,296,187
Washington Mutual Investors Fund                                                           373,227             8,774,562
BlackRock Core Bond Total Return Fund*                                                     392,250             3,922,499
Federal Mid Cap Fund                                                                       151,203             2,156,158
Janus Advisor Growth & Income Fund                                                         442,212             5,293,275
Participant Loans; interest rates ranging from 6% to 10.50%*                               854,499               854,499
PNC Investment Contract Fund*                                                            7,375,629            18,360,891
                                                                                                         -------------------
                                                                                                      $       50,371,253
                                                                                                         ===================

* Represents a party-in-interest investment

+ Includes 314,233 shares at a market value of $1,229,474 held in a self-directed brokerage account.


See accompanying independent auditors' report.

                                  SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                    THE BON-TON STORES, INC.
                                    Profit Sharing/Retirement Savings Plan


Date:  June 27, 2003                By:      /s/ Ryan J. Sattler
                                      ---------------------------------
                                            Ryan J. Sattler
                                            Plan Administrator

                                  EXHIBIT INDEX


Exhibit                    Description
-------                    -----------


23.1          Consent of KPMG LLP


99.1 Certifications Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002